SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director’s Dealings: 2007-04-02 Director Dealings PhM A

-	Director’s Dealings: 2007-04-02 Director Dealings PhM B

-	Director’s Dealings: 2007-04-02 Director Dealings PhM C

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1. Details of the Liable Person

1.1 Family Name	Marcel

1.2 Forename	Philippe

1.3 Street	Adecco, 4, rue Louis Guérin,

1.4 Postcode / City / Country	F-69100 Villeurbanne, France

1.5 Function	Non-executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	n.a.

2. Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Call option

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	- 2500 calls - 3500 calls - 1000 calls - 1200 calls - 1200 calls - 1000 calls - 1000 calls	CHF 76 CHF 76 CHF 76 CHF 80 CHF 80 CHF 80 CHF 80	09/07 09/07 09/07 06/07 06/07 12/07 12/07	if CHF 9 is reached if CHF 10 is reached if CHF 11 is reached if CHF 3.5 is reached if CHF 4 is reached if CHF 11 is reached if CHF 12 is reached

2.4 Number of units traded	Order valid till May 15th 2007

2.5 Price paid	None

2.6 Date of trade and place (“relevant binding transaction”)	March 30th 2007

2.7 Reason for transaction (optional)

Location, Date: Lyon, March 30th 2007

1

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1. Details of the Liable Person

1.1 Family Name	Marcel

1.2 Forename	Philippe

1.3 Street	Adecco, 4, rue Louis Guérin,

1.4 Postcode / City / Country	F-69100 Villeurbanne, France

1.5 Function	Non-executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	n.a.

2. Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Call option

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	- 1000 calls - 1000 calls - 1000 calls - 1000 calls - 1000 calls	CHF 80 CHF 82 CHF 84 CHF 86 CHF 88	06/07 06/07 06/07 06/07 06/07	if CHF 4 is reached if CHF 4 is reached if CHF 4 is reached if CHF 4 is reached if CHF 4 is reached

2.4 Number of units traded	Order valid till May 15th 2007

2.5 Price paid	None

2.6 Date of trade and place (“relevant binding transaction”)	March 30th 2007

2.7 Reason for transaction (optional)

Location, Date: Lyon, March 30th 2007

2

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1. Details of the Liable Person

1.1 Family Name	Marcel

1.2 Forename	Philippe

1.3 Street	Adecco, 4, rue Louis Guérin,

1.4 Postcode / City / Country	F-69100 Villeurbanne, France

1.5 Function	Non-executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	n.a.

2. Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Equity securities

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	- 1000 shares if the price of CHF 79 is reached - 1000 shares if the price of CHF 80 is reached Order valid till May 15th 2007

2.4 Number of units traded

2.5 Price paid	None

2.6 Date of trade and place (“relevant binding transaction”)	March 30th 2007

2.7 Reason for transaction (optional)

Location, Date: Lyon, March 30th 2007

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 April 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 3 April 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary